FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

January 17, 2007

PETROBRAS ENERGIA PARTICIPACIONES S.A.

(formerly PEREZ COMPANC S.A. and PC HOLDING S.A.)

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

N/A.

PETROBRAS ENERGIA PARTICIPACIONES S.A.

EXECUTION OF A STOCK PURCHASE AGREEMENT FOR THE TRANSFER OF SHAREHOLDING IN HIDRONEUQUEN S.A.

Buenos Aires, January 1 7 , 2007 – Petrobras Energía Participaciones S.A. (Buenos Aires: PBE, NYSE: PZE), controlling company of Petrobras Energía S.A. (Buenos Aires: PESA), announces that Petrobras Energía S.A subscribed a stock purchase agreement with the consortium composed of Merril Lynch, Pierce, Fenner & Smith Inc and Sociedad Argentina de Energía  S.A., for the transfer of its 9.19% shareholding in Hidroneuquén S.A., a company holding 59% of Hidroeléctrica Piedra del Aguila S.A.’s capital stock.

The sales price provided under the stock purchase agreement for the transfer of the beforementioned shareholding is US$ 15 million, with accounting profits for Petrobras Energía S.A. of approximately P$30 million.

The terms and conditions of the transaction will be notified to the remaining shareholders in order to allow them exercise the right of first refusal on the shares subject matter of the transaction, within the term of 30 days.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ENERGÍA PARTICIPACIONES S.A.

Date: 17/01//2007

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney